Exhibit (a)(5)(A)

 News Release

Squeeze-out of Schering’s minority shareholders

Bayer determines EUR 98.98 as cash compensation per Schering share

•	Higher cash compensation due to reduced capital market returns
•	Extraordinary Shareholders’ Meeting of Schering AG on January 17, 2007

Leverkusen – Bayer plans to acquire the remaining outstanding shares of Schering AG – just under four percent of the share capital – by means of a squeeze-out. Employing this legally defined procedure, it is intended to pass a resolution at a shareholders’ meeting to exclude Schering’s minority shareholders from the company in return for adequate cash compensation. Their shares would then be transferred to the main shareholder, Bayer Schering GmbH. The squeeze-out resolution will be proposed to an Extraordinary Shareholders’ Meeting of Schering AG to be held in Berlin on January 17, 2007. The notice of the meeting, which was approved today by Schering’s Management Board and Supervisory Board, will be published shortly.

With the assistance of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Bayer has determined the adequate cash compensation as EUR 98.98 per Schering share. This amount has been confirmed as adequate by Dr. Ebner, Dr. Stolz & Partner GmbH, the expert auditor chosen and appointed by the court.

The amount of the cash compensation is equivalent to the present value of the annual guaranteed dividend payments as determined by KPMG in September this year, amounting to EUR 3.62 net per share, to which Schering’s minority shareholders are entitled in the future under the domination and profit and loss transfer agreement. However, the cash compensation that has now been determined is higher than the compensation offer of EUR 89.36 per share announced pursuant to the domination and profit and loss transfer agreement, mainly because of the decline in capital market returns that has occurred since September 13, 2006.

Berlin/Leverkusen,	December 5, 2006
fo	(2006-0676E)

Contact:

Bayer AG:

Günter Forneck, phone +49 214 30 50446

Email: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone +49 214 30 47686

Email: christian.hartel.ch@bayer-ag.de

Schering AG:

Oliver Renner, phone +49 30 468 12431

Email: oliver.renner@schering.de

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. Bayer Schering GmbH (formerly Dritte BV GmbH) has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer on November 30, 2006, the time of commencement of the mandatory compensation offer. Simultaneously Schering AG has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer that have been filed or will be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.

These documents and information contain forward-looking statements based on assumptions and forecasts made by Bayer Group management as of the respective dates of such documents. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Bayer Group and/or Schering AG and the estimates contained in these documents and to differences between actions taken by the Bayer Group with respect to its investment in Schering AG and the intentions described in these documents. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (incl. on Form 20-F). All forward-looking statements in these documents are made as of the dates thereof, based on information available to us as of the dates thereof. Except as otherwise required by law, we assume no obligation to update or revise any forward-looking statement to reflect new information, events or circumstances after the applicable dates thereof.

Important information from Schering AG:

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission with respect to the offer of cash compensation by Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the domination and profit and loss transfer agreement between Bayer Schering GmbH and Schering Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement and other filed documents free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de).